VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

September 6, 2023

Re:	Starpax Biopharma Inc.
Amendment No. 1 to Offering Statement on Form 1-A/A
File No. 024-12149

Ladies and Gentlemen:

On behalf of Starpax Biopharma Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement (filed August 15, 2023) at 12:00PM, Eastern Time, on Monday September 11, 2023, or as soon thereafter as is practicable.

Sincerely,

s/ Michael Gareau

Chairman of the Board of Directors, CEO

Starpax Biopharma Inc.